Exhibit 99.1

Wetour Robotics Announces Temporary Pause of ATM Share Sales

AUSTIN, Texas, October 15, 2026 — Wetour Robotics Limited (Nasdaq: WETO) (“Wetour Robotics” or the “Company”) today announced that it has voluntarily paused further sales of its ordinary shares under its existing at-the-market (“ATM”) equity offering program.

The decision reflects the Company’s ongoing evaluation of market conditions and capital requirements. During the pause, the Company will not initiate any new sales under the ATM program.

The ATM sales agreement remains in place, and the Company retains the flexibility to resume sales in the future, subject to applicable requirements and market conditions.

About Wetour Robotics Limited

Wetour Robotics Limited (NASDAQ: WETO) is a Physical AI infrastructure and wearable robotics company headquartered in Austin, Texas. The Company is developing Orchestra, a Physical AI platform that connects intelligent agents with people, sensors and physical machines.

Forward-Looking Statements

This press release contains forward-looking statements regarding the Company’s ATM offering program and potential future sales. These statements are subject to risks and uncertainties, including market conditions, capital requirements and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission. Actual results may differ materially. The Company undertakes no obligation to update these statements except as required by law.

Investor Relations Contact

Annabelle Li

Head of Investor Relations
Wetour Robotics Limited
ir@wetourrobotics.com